09056204

UNITEDSTATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **South Street Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David J. DeBlase (212) 803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 4 2009
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

South Street Securities LLC

Statement of Financial Condition
December 31, 2008

South Street Securities LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of South Street Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of South Street Securities LLC (the "Company"), at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 2, 2009

South Street Securities LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 3,594,267
Deposits with clearing organization	5,500,352
Securities purchased under agreements to resell	4,865,547,096
Fixed assets, net	6,757
Other assets	611,139
Total assets	$ 4,875,259,611
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 4,719,653,797
Payable to clearing organization	606,321
Accrued expenses	1,340,390
Total liabilities	4,721,600,508
Member's Equity	153,659,103
Total liabilities and member's equity	$ 4,875,259,611

See accompanying notes to this financial statement.

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly National Association of Securities Dealers, Inc. The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 6). SSSF and CMET LLC are both wholly owned subsidiaries of CMET Finance Holdings Inc. ("CMET Finance").

2. Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Fixed Assets
Fixed assets consist of furniture, equipment and computer software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of the improvement or the life of the lease.

Income Taxes
The Company is a single member LLC and is not subject to U.S. federal and state income taxes. The Company files as part of a New York City Unincorporated Business Tax ("UBT") return with its Parent. Due to the level of cumulative net operating losses of the Parent, it is more likely than not that the combined group would not have any income subject to UBT tax. As a result, the Company has not recorded a separate UBT tax provision as it does not expect to pay UBT tax for the results of operations for the year 2008.

Use of Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Purchased and Sold Under Agreements to Resell and Repurchase
Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when

counterparty when permitted under FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements".

As of December 31, 2008, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2008, the Company has accepted securities with market values of approximately $5,911,927,287 under resale agreements and pledged securities with market values of approximately $5,565,208,632 under repurchase agreements, prior to the application of FIN 41. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities. As of December 31, 2008, the Company had forward commitments to enter into reverse repurchase amounts of $1,998,052,500.

South Street enters into Repo-To-Maturity contracts whereby the term of the repo contract coincides with the maturity date of the underlying collateral. These transactions meet the criteria for sale accounting as permitted under FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

As part of the Company's matched-booked trading activities the Company can enter into futures transactions to manage their interest rate risk. Balances related to such transactions are included in receivable from/payable to clearing organization. As at December 31, 2008, there are no open futures transactions.

3. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for repurchase and reverse repurchase transactions.

At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At December 31, 2008, included in securities purchased under agreements to resell on the statement of financial condition are amounts under contracts with FICC. The FIN 41 netting applied to the FICC Reverse Repo and FICC Repo was $814,243,472. Customers whose individual balances account for 10% or more of total securities purchased under agreements to resell and securities sold under agreements to repurchase on the statement of financial condition have total balances of $2,657,014,000 and $1,411,913,836, respectively.

Securities purchased under agreements to resell are collateralized by obligations of the U.S. Government and its agencies.

As of December 31, 2008, the Company has pledged approximately $51,032,456 of its securities related to the Company's repurchase agreements to FICC.

4. Member's Equity

During the year ended December 31, 2008, the Company received $4,787,885 in aggregate capital contributions from SSSF. For the year ended December 31, 2008, the Company has made distributions of $12,551,978 to SSSF.

5. Related Parties

Program Agreement

In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company. This fee is accrued at a per annum rate equal to 2.8125% of the daily average outstanding principal amount of SSSF's junior and senior debt related to the Repo Program. As of December 31, 2008, approximately $403,500 of administrator fees are included in accrued expenses on the accompanying statement of financial condition.

Data Processing

For the year ended December 31, 2008, the Company incurred costs related to data processing that was provided by Matrix Applications LLC, an entity that is a wholly owned subsidiary of a shareholder of CMET Finance. As of December 31, 2008, approximately $110,000 of these costs are included in accrued expenses in the accompanying statement of financial condition.

The accompanying financial statements have been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity.

6. Commitments and Contingencies

Services Arrangement

South Street is operating under the terms and conditions of the April 19, 2004, and as amended, Back Up Services Agreement (the "Back Up Services Agreement") with a third party program servicer (the "Back Up Program Servicer") to provide South Street with various accounting, investment, compliance and operations functions. The Back Up Services Agreement has an initial term that commenced on August 1, 2005 and expires on April 19, 2011, with one year renewal terms available.

The Back Up Services Agreement calls for a fee of one basis point (.01%) per annum on the Daily Average Balance, as defined in the Back Up Services Agreement. The minimum payments for all subsequent contract years are $100,000 per month. For the year ended December 31, 2008, approximately $196,000 of these fees are included in accrued expenses in the accompanying statement of financial condition.

Software License and Technology Commitments

South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay a $50,000 monthly lease fee.

Operating Lease

The Company entered into a non-cancelable operating lease for its office space (the "Office Lease").

In accordance with the provisions of the Office Lease, the monthly rent payments escalate over the term of the lease. Additionally, the Company received a two-month rent abatement at the inception of the Office Lease. Future minimum payments under this operating lease are as follows:

2009	$ 57,920
2010	38,613
	$ 96,533

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

7. Fair Value of Financial Instruments

All financial instruments are stated at fair value or amounts that approximate fair value due to their short-term nature.

8. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, South Street had net capital of $148,954,353 which was $148,704,353 above its required net capital of $250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2008, the Company was not required to and did not hold any customer money or securities.

9. Subsequent Event
On February 4, 2009, in accordance with the Program Agreement, the Company made a required distribution in the amount of $2,955,528 to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement.